SEC ISSION

06003920

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Island Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza
(No. and Street)

NY, NY 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manny Alicandro 212-401-8982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, NY, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, A Manny Alicandro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Island Execution Services, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

KELLI J. BUFORD
Notary Public - State of New York
No. 01-BU6094380
Qualified in Westchester County
My Commission Expires on June 16, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Island Execution Services, LLC

Statement of Financial Condition
Pursuant to SEC Rule 17a-5(e)(3)
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Island Execution Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Island Execution Services, LLC ("the Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Island Execution Services, LLC
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	1,657,402
Account receivable		121,000
Total assets	$	1,778,402
Liabilities and Member's Equity		
Taxes payable	$	8,643
Member's equity		1,769,759
Total liabilities and member's equity	$	1,778,402

The accompanying notes are an integral part of this statement of financial condition.

1. Nature of Business

Island Execution Services, LLC, (the "Company") is an introducing broker-dealer for institutional clients that sent orders to Inet ATS, Inc. However, during 2003, the Company stopped executing orders for institutional clients. Both the Company and Inet ATS, Inc. are wholly owned subsidiaries of Inet Holding Company ("IHC"). IHC was formerly owned by Instinet Group Incorporated ("Instinet"). On December 8, 2005, The Nasdaq Stock Market, Inc. ("Nasdaq") completed its acquisition of Instinet and the immediate sale of Instinet's Institutional Brokerage division ("the Acquisition"). The Acquisition was accounted for under Statement of Financial Accounting Standards No. 141, "Business Combinations," as a purchase. However, due to the limited operations of the Company, no goodwill or intangible assets were recorded in connection with the Acquisition and the fair value of the net assets acquired was $1,766,163 consisting of cash of $1,651,499 and other net assets of $114,664.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), National Association of Securities Dealers, Inc. ("NASD") and the National Stock Exchange ("NSX").

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Management believes that the estimates utilized in the preparation of the financial statement is prudent and reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents and Cash Flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2005, cash equivalents included a $1,640,303 investment in a money market mutual fund that is held at a major U.S. financial institution. Cash expended for income taxes and interest was zero for both the period January 1, 2005 thorough December 7, 2005 and the period December 8, 2005 through December 31, 2005.

3. Commitments and Contingencies

From time to time, the Company is involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," requires the disclosure of representations and warranties which the Company enters into which may provide general indemnification to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general

indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's financial position or results of operations.

4. Credit, Market and Other Risks

The Company did not process any trades during both the period January 1, 2005 through December 7, 2005 and the period December 8, 2005 through December 31, 2005. In the event the Company did begin to process trades, the Company would operate in the following way and would have risks as outlined below.

The Company would clear all of its securities transactions through an affiliate (prior to the Acquisition), Instinet Clearing Services ("ICS"). As a result of the Company's relationship with ICS, the Company would be exposed to substantial credit risk from both parties to a securities transaction during the period between the transaction date and the settlement date. This period is generally three business days in the U.S. equities markets and can be as much as thirty days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit rating. The Company monitors trading activity on a daily basis for compliance with regulatory and internal guidelines.

Pursuant to an amended clearing agreement entered into in conjunction with the closing of the Acquisition, the Company would continue to clear any trades with ICS for six months following the closing of the Acquisition.

The Company would be subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company would also be subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

5. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value. As such, financial instruments have been adjusted to reflect their estimated fair value or are short term in nature and bear interest at current market rates.